SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2007

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 7, 2007, entitled "BLYVOOR URANIUM DRILLING RESULTS ENCOURAGING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 8, 2007   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

BLYVOOR URANIUM DRILLING RESULTS 'ENCOURAGING'

DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA"), jointly owned by DRDGOLD (74%), Khumo Gold SPV (Pty) Limited (20%) and an employee empowerment trust (6%), today announced 'encouraging' results from a recently completed drilling programme to define the uranium (U308) resource in its Blyvooruitzicht ("Blyvoor") operation's slime dam material.

During the March quarter, 36 boreholes totalling 908 metres were drilled in Blyvoor's seven slimes dams and sampled at 1.5 metre intervals for uranium, gold and sulphur (borehole composite drilling results attached). Volumes of the slimes dams were surveyed and their total tonnage calculated at 107.7 million tonnes.

In addition, Blyvoor has sampled both its underground and slimes reclamation feeds over a period of 10 weeks. The surface feed averaged 0.073 kg/t U308, and the underground feed 0.070 kg/t U308.

A computer generated geological evaluation model will now be produced for each of the seven slimes dams. Blyvoor has appointed external consultants RSG Global to intepret and audit these results and models in order to declare a uranium, gold and sulphur surface resource conforming to the SAMREC code.

Steps to define the underground uranium resource have begun with RSG Global.

Until 1981, Blyvoor extracted U308 as a by-product to its core gold production activities. It currently treats approximately 60 000 underground tonnes and 290 000 tonnes of surface material a month to recover gold.

BOREHOLE COMPOSITE DRILLING RESULTS

Location	Dump No	Hole No	From	Depth To	U308 PPM
Blyvoor	1	1	0	12	53
	1	2	0	18	45
	1	3	0	27	50
	1	4	0	21	48
	1	5	0	21	52
Blyvoor	4 + 5	1	0	42	65

	4 + 5	2	0	40.5	56
	4 + 5	3	0	6	48
	4 + 5	4	0	6	62
	4 + 5	5	0	31.5	69
Blyvoor	6	1	0	6	53
	6	2	0	27	45
	6	3	0	18	46
	6	4	0	12	58
	6	5	0	6	57
Blyvoor Dump	7	1	0	49.5	48
	7	2	0	51	47
	7	3	0	49.5	52
	7	4	0	36	46
	7	5	0	42	45
	7	6	0	36	50
Doornfontein	1	1	0	30	78
	1	2	0	39	84
	1	3	0	36	80
	1	4	0	33	79
	1	5	0	30	80
Doornfontein	2	1	0	13.5	89
	2	2	0	18	92
	2	3	0	22.5	93
	2	4	0	15	78
	2	5	0	19.5	89
Doornfontein	3	1		30	65
	3	2		25.5	57
	3	3		10.5	39
	3	4		9	39
	3	5		18	65

Randburg
7 August 2007

Sponsor
BDO QuestCo (Pty) Limited

QUERIES

South Africa
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)

BACKGROUND INFORMATION

DRDGOLD is a medium-sized, unhedged gold producer with investments in South Africa and Australasia.

In South Africa, the company has a 74% interest in DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA), while in Australasia, it has a 78.72% interest in Emperor Mines Limited.

In the 2006 financial year, DRDGOLD SA contributed 60% or 315 976 ounces – of total attributable gold production of 527 401 ounces, and Emperor 211 425 ounces. At 30 June 2006, DRDGOLD's total attributable resource base was 47.6 million ounces and its total attributable reserves were 8.8 million ounces.

For more information, please visit www.drdgold.com.

DISCLAIMER

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.